UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No.)*

American Homestar Corporation
------------------------------------------------------
(Name of Issuer)

SERIES C COMMON STOCK
---------------------------------
(Title of Class of Securities)

026652 10 7
-----------------------
(Cusip Number)

 December 31, 2002
_____________________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1     (b)
[ ]  Rule 13d-1     (c)
[ ]  Rule 13d-1     (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]
Page 2 of 4 Pages

CUSIP No.	026652 10 7

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1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person


	04-159-0850
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2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
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3.	SEC use only

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4.	Citizenship or place of organization
	Massachusetts

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Number of shares beneficially owned by each reporting person with

5.  Sole Voting Power

    1,060,278

6.  Shared Voting Power

         		0

7.  Sole Dispositive Power

    1,060,278

8.	Shared Dispositive Power
          0
---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person


	              1,060,278

	10.	Check if the aggregate amount in row (9) excludes certain shares*

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11.	Percent of class represented by amount in row 9
        21.77%
-------------------------------------------------------------
12.	Type of Reporting person
	IA

Page 3 of 4 Pages 					Cusip #: 026652 10 7


SCHEDULE 13G

ITEM 1(A):  NAME OF ISSUER:

American Homestar Corporation








1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            2450 S SHORE BLVD
             STE 300
             LEAGUE CITY
             TX    77573



ITEM 2(A):  NAME OF PERSON FILING:

DAVID L. BABSON & CO., INC. AS INVESTMENT ADVISER


ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

MassMutual Life Insurance Company
c/o David L. Babson & Company, Inc.
1500 Main Street
28th Floor
Springfield, MA  01115


ITEM 2(C):  CITIZENSHIP:

See Item 4 of Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

See Cover Page

ITEM 2(E):  CUSIP NUMBER:

See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:

If this statement is filed pursuant to sections 240.13d-1 (b) or 240.13d-2 (b) or (c), check whether the filing person is a:

(e)  [x]  An investment adviser in accordance with
          Section 240.13d-1 (b) (1) (ii) (E)

ITEM 4:  OWNERSHIP:

(a) AMOUNT BENEFICIALLY OWNED:  David L. Babson & Company,
Inc., in its capacity as investment adviser, may be deemed the beneficial owner of 1,060,278 shares of common stock of the Issuer which are owned by investment advisery client(s).

(b)	PERCENT OF CLASS: 21.77%






(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5 - 8 of Cover Page.

Page 4 of 4 Pages				Cusip #: 026652 10 7


ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
	ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
	COMPANY:

Not Applicable

ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10:  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		Date: January 15, 2003

		MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
		BY DAVID L. BABSON & CO., INC. AS INVESTMENT ADVISER

		Signature:  --//Richard McGauley //--
		Name/Title: Richard McGauley
				David L. Babson & Company, Inc. Managing Director





January 15, 2003


Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413

Re: SCHEDULE 13G RELATING TO COMMON STOCK OF AMERICAN HOMESTAR
    CORP. FOR THE YEAR ENDING DECEMBER 21, 2002

Dear Sir or Madam:

David L. Babson & Company Inc. is filing today an initial Schedule 13G through the EDGAR system as required by Section 240.13d-2 (b) to reflect beneficial ownership of the outstanding stock of the above-mentioned issuer.

Please note that the shares as to which this Schedule is filed are owned by various investment advisory clients of David L. Babson &
Company Inc., which may be deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possesses pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at 413-226-1059

Sincerely,




MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
BY DAVID L. BABSON & CO., INC. AS INVESTMENT ADVISER
//Richard McGauley//
Richard McGauley
David L. Babson & Company, Inc. Managing Director